EXHIBIT 12

CARRIAGE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited and in thousands)

	2007	2008	2009	2010	2011
Fixed charges:
Interest expense	$17,630	$17,606	$17,731	$17,534	$17,596

Amortization of capitalized expenses related to debt	714	725	767	728	709
Rental expense factor	1,235	1,278	1,284	1,602	1,864

Total fixed charges before capitalized interest	19,579	19,609	19,782	19,864	20,169
Capitalized interest	59	56	—	—	—

Total fixed charges	$19,638	$19,665	$19,782	$19,864	$20,169

Earnings available for fixed charges:
Earnings before income taxes	$12,317	$3,529	$11,845	$13,447	$12,138
Add fixed charges before capitalized interest	19,579	19,609	19,782	19,864	20,169

Total earnings available for fixed charges	$31,896	$23,138	$31,627	$33,311	$32,307

Ratio of earnings to fixed charges(1)	1.62	1.18	1.60	1.68	1.60

(1)

For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.